UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________________________
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
______________________________

HARDINGE INC.
(Name of Subject Company)
______________________________

INDÚSTRIAS ROMI S.A.
(Name of Filing Person (Offeror))

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

412324303
(CUSIP Number of Class of Securities)

Luiz Cassiano Rando Rosolen
Indústrias Romi S.A.
Avenida Pérola Byington, 56
Santa Bárbara d’Oeste – SP – Brazil
CEP 13453-900
+55-19-3455-9004
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)
______________________________
Copy to:
Michael J. McGuinness, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
+1-212-848-4000

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee*
Not Applicable	Not Applicable
*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before commencement of a tender offer.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
Form or Registration No.:	Not Applicable	Date Filed:	Not Applicable
☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

EXHIBIT INDEX

Exhibit
Number	Description

99.1	Press Release, dated February 19, 2010.